

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2011

Mr. You-Bin Leng
Chief Executive Officer
Feihe International, Inc.
Star City International Bldg.
10 Jiuxianqiao Rd., C-16th FL
Chaoyang District, Beijing, 100016
China

   Re: **Feihe International, Inc.**
      Form 10-K for Fiscal Year Ended December 31, 2009
      Filed March 16, 2010
      Form 10-K/A for Fiscal Year Ended December 31, 2009
      Filed April 30, 2010
      Form 10-Q for Fiscal Quarter Ended September 30, 2010
      Filed November 9, 2010
      Response Letter Dated January 3, 2011
      File No. 001-32473

Dear Mr. Leng:

  We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

General

1.   We remind you of prior comments 1 and 2 from our letter to you dated December 1,
        2010.

Form 10-K for Fiscal Year Ended December 31, 2009, Filed March 16, 2010

Net Cash Provided by Operating Activities, page 30

2.   In our prior comment six, we asked that you enhance your disclosure to discuss the
        drivers of significant changes in assets and liabilities you cite, and we referred you to
        SEC Release 33-8350 for guidance. SEC Release 33-8350 states that registrants should
        provide discussion of material changes in drivers of their operating cash flows rather than
        reciting a reconciliation of information from the face of the statement of cash flows.
        Your proposed enhanced disclosure continues to provide minimal discussion of the
        reasons why your assets and liabilities changed, and it continues to recite information on
        items, including non-cash items that do not appear to impact operating cash flows,
        readily determinable from the statement of cash flows. Please further revise your
        disclosure to comply with the guidance in SEC Release 33-8350.

Form 10-K/A for Fiscal Year Ended December 31, 2009, Filed April 30, 2010

Directors, Executive Officers and Corporate Governance, page 3

3.   We note your response to prior comment 14 from our letter to you dated December 1,
        2010 and reissue the comment. Item 401(e) requires a discussion of the "specific
        experience, qualifications, attributes or skills" that led to the referenced conclusion.
        Please see Question and Answer 116.05 in Compliance and Disclosure Interpretations,
        Regulation S-K. That guidance may be found at the following web address:
        http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm

Executive Compensation, page 10

4.   We note the information you provided, including proposed prospective disclosures, in
        response to prior comments 16, 17, and 19 from our letter to you dated December 1,
        2010. When you make the corresponding filing, ensure that you provide all the required
        disclosure in the format that Item 402 of Regulation S-K requires, including the
        disclosure required by Items 402(b)(2)(xiv) and 402(c)(1).

Closing Comments

       You may contact James Giugliano at (202) 551-3319 or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Doug Brown at (202) 551-3265, Timothy Levenberg at (202) 551-3707 or me at (202) 551-3745 with any other questions.

       Sincerely,

       H. Roger Schwall
       Assistant Director